FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 23, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SIGNET GROUP plc

2. Name of shareholder having a major interest

CAPITAL GROUP COMPANIES INC ("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

NOT STATED

8. Percentage of issued class

N/A

9. Class of security

0.5p ORDINARY SHARES

10. Date of transaction

NOT STATED.

11. Date company informed

23.03.05

12. Total holding following this notification

SEE BELOW.

13. Total percentage holding of issued class following this notification

SEE BELOW.

14. Any additional information

-

15. Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16. Name and signature of authorised company official responsible for making this notification

Date of notification

23.03.05

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 21 March 2005

Signet Group plc

                                                            No. of Shares        Percent of
                                                                                Outstanding

The Capital Group Companies, Inc. ("CG") holdings             225,130,421             12.97
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company                                 17,939,100             1.034
Capital International Limited                                 203,773,985             11.74
Capital International S.A.                                      2,297,910             0.132
Capital International, Inc                                      1,119,426             0.064

                                   Schedule A

                    Schedule of holdings in Signet Group plc

                              As of 21 March 2005

                         Capital Guardian Trust Company

Registered Name                                                            Local Shares

State Street Nominees Limited                                                   224,000
Bank of New York Nominees                                                        20,000
Chase Nominees Limited                                                        7,364,200
Midland Bank plc                                                                168,100
Nortrust Nominees                                                            10,136,600
RBSTB Nominees Ltd                                                               26,200
                                                    TOTAL                    17,939,100

                                   Schedule B

                         Capital International Limited

Registered Name                                                            Local Shares

State Street Nominees Ltd                                                     3,339,400
Bank of New York Nominees                                                    58,846,217
Northern Trust                                                               14,032,240
Chase Nominees Ltd                                                           34,240,667
Midland Bank plc                                                              2,079,400
Bankers Trust                                                                 3,274,287
Barclays Bank                                                                 1,077,400
Citibank London                                                                 157,600
Morgan Guaranty                                                               4,353,200
Nortrust Nominees                                                            39,245,905
State Street Bank & Trust Co                                                 11,812,358
Deutsche Bank AG                                                             14,545,691
HSBC Bank plc                                                                13,475,700
Mellon Bank N.A.                                                                196,600
Northern Trust AVFC                                                             857,600
KAS UK                                                                          385,920
Bank One London                                                               1,853,800
                                                     TOTAL                  203,773,985

                                   Schedule B

                           Capital International S.A.

Chase Nominees Limited                                                        1,851,210
Midland Bank plc                                                                 56,700
Royal Bank of Scotland                                                          273,000
Lloyds Bank                                                                     117,000
                                                     TOTAL                    2,297,910

                                   Schedule B

                           Capital International Inc.

Nortrust Nominees                                                             1,021,426
HSBC Bank plc                                                                    98,000
                                                     TOTAL                    1,119,426

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    March 23, 2005